SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Elster Group SE
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

D24648 103
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. D24648 103(1)
1.	Name of Reporting Person Rembrandt Holdings S.A. (“Rembrandt”)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 22,012,069 ordinary shares (represented by 88,048,276 American Depositary Shares)
	6.	Shared Voting Power 0(2)
	7.	Sole Dispositive Power 22,012,069 ordinary shares (represented by 88,048,276 American Depositary Shares)
	8.	Shared Dispositive Power 0(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,012,069 ordinary shares (represented by 88,048,276 American Depositary Shares)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒(2)
11.	Percent of Class Represented by Amount in Row (9) 78.0%(3)
12.	Type of Reporting Person (See Instructions) CO

(1) The CUSIP number for Elster Group SE’s American Depositary Share (“ADS”) is 290348 101.  Four ADSs represent one ordinary share of Elster Group SE.
(2) In addition to Rembrandt, 1,550,472 ordinary shares of Elster Group SE are held by Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG (“Management KG”).  Rembrandt controls Nachtwache Reserve GmbH (“Nachtwache”), which does not hold any ordinary shares or American Depositary Shares in Elster Group SE, but does hold limited partnership interests representing 8.635% of the Management KG.  The shares in Elster Group SE that the Management KG holds may not be attributed to Nachtwache or any other individual participant.  The participants in the Management KG do have the right to receive their pro rata portion of the proceeds of any sale of Elster Group SE’s shares by the Management KG and to vote on resolutions of the Management KG, in each case based on their respective interests in the Management KG. With only 8.635% interest in the Management KG, Nachtwache is unable to direct the disposition of any of the Elster Group SE shares individually, but does proportionally own approximately 133,877 Elster Group SE shares through its holding in the Management KG. Nachtwache and Rembrandt disclaim beneficial ownership of the shares represented by Nachtwache’s limited partnership interests in the Management KG.
(3) Based on 28,220,041 outstanding ordinary shares of Elster Group SE, which are represented by 112,880,164 ADSs.

STATEMENT ON SCHEDULE 13G

Item 1.
(a)	Name of Issuer:

Elster Group SE

(b)	Address of Issuer’s Principal Executive Offices:

Frankenstrasse 362, 45133 Essen, Germany

Item 2.

(a)	Name of Person Filing

Rembrandt Holdings S.A.

(b)	Address of Principal Business Office or, if none, Residence:

20 Avenue Monterey, L-2163 Luxembourg

(c)	Citizenship:

Luxembourg

(d)	Title of Class of Securities:

Ordinary Shares, nominal value €1.00 per share

(e)	CUSIP Number:

D24648 103

The CUSIP number for Elster Group SE’s American Depositary Share (“ADS”) is 290348 101. Four ADSs represent one ordinary share of Elster Group SE.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned: 22,012,069 ordinary shares (represented by 88,048,276 American Depositary Shares)

(b) Percent of Class: 78.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 22,012,069 ordinary shares (represented by 88,048,276 American Depositary Shares)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 22,012,069 ordinary shares (represented by 88,048,276 American Depositary Shares)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item10.	Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Rembrandt Holdings S.A.
By:	/s/ Emanuela Brero Name: Emanuela Brero Title: Director

By:	/s/ Bénédicte Moens-Colleaux Name: Bénédicte Moens-Colleaux Title: Director